January 10, 2012

Philips provides update on Q4 2011 results

Amsterdam, the Netherlands – Royal Philips Electronics (NYSE:PHG, AEX:PHI) today  provided the following update on its expected fourth quarter 2011 financial results which, together with full-year financials, will be reported  on January 30, 2012.

Group sales for the quarter are expected to show mid single-digit comparable growth over the fourth quarter of 2010. The group Adjusted EBITA* for the quarter is expected to be between 8 and 9% of sales, which corresponds to a reported EBITA between 7 and 8%. The reported EBITA for the group is estimated to be around EUR 500 million.  Free cash inflow for the fourth quarter of 2011 is expected to be around EUR 1 billion compared to an amount of EUR 1.2 billion in the fourth quarter of 2010. Group cash balance at the end of the quarter is expected to be approximately EUR 3 billion. All figures exclude the Television business, which is part of discontinued operations.

“Our expected fourth quarter financial results have been affected by the weakness in  Europe, which has impacted our Healthcare business, as well as pricing in our Consumer Lighting business,” said Frans van Houten, CEO of Philips. “We have taken measures to address our inventory situation in the Lighting business, which also had an impact on earnings for the quarter. Our Consumer Lifestyle business, which was the first to start implementing the Accelerate! change and performance improvement program, is beginning to show early signs of improvement. While we are disappointed with the results, we are confident that by continuing to execute on our change plans, and delivering on our cost reduction plans, we will improve the operations of the company and achieve our 2013 mid-term financial targets of 4-6% sales growth, 10-12% reported EBITA, and 12-14% ROIC.”

For its Healthcare sector, Philips expects low single-digit comparable sales growth in the fourth quarter of 2011 compared to the fourth quarter of 2010. The lower-than-expected growth, despite a strong performance in the US, is primarily due to weak sales in Europe, where the sector saw a mid single-digit decline in sales for the fourth quarter of 2011 compared to the fourth quarter of 2010. This, along with delays in deliveries of existing orders, resulted in an estimated reduction of 2 to 3 percentage points comparable sales growth in the quarter. Continued investments in growth, and some incidental one-time expenses, led to lower operating leverage for earnings in the quarter. The Adjusted EBITA* and reported EBITA for the fourth quarter of 2011, which is normally high due to the seasonal nature of the business, are expected to be around 15% of sales.

For the Lighting sector, Philips expects a mid single-digit comparable sales growth compared to the fourth quarter of 2010. Continued operational issues in Consumer Luminaires, Lumileds and macroeconomic factors, which impacted pricing in Philips’ Consumer Lighting businesses, have impacted the Lighting results. In addition, incidental charges, primarily relating to the disposal of slow moving inventories, as well as adjustments in production volumes further affected the bottom line. These actions have led to reduced inventory levels and improved cash flow. Adjusted EBITA* for the fourth quarter is expected to be around 3 to 4% of sales. The reported EBITA is expected to be around 2%.

For the Consumer Lifestyle sector, comparable sales growth is expected to be in the low single-digit range. At an aggregate level for the growth businesses, i.e. Personal Care, Health & Wellness, and Domestic Appliances, a high single-digit comparable sales increase is expected compared to the fourth quarter of 2010. The Adjusted EBITA* and reported EBITA for the whole sector is expected to be around 10% of sales.

The Company will discuss today’s announcement, fourth quarter 2011 and full year 2011 results on a conference call beginning at 09.15 am CET, January 30th, 2012.

*Adjusted EBITA is EBITA excluding restructuring and acquisition related charges.

For further information, please contact:
Joost Akkermans
Corporate Communications
Tel: +31 20 5977 406
E-mail: joost.akkermans@philips.com

Steve Klink
Corporate Communications
Tel: +31 20 5977 415
E-mail: steve.klink@philips.com

About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is a diversified health and well-being company, focused on improving people’s lives through timely innovations. As a world leader in healthcare, lifestyle and lighting, Philips integrates technologies and design into people-centric solutions, based on fundamental customer insights and the brand promise of “sense and simplicity.” Headquartered in the Netherlands, Philips employs over 120,000 employees with sales and services in more than 100 countries worldwide. With sales of EUR 22.3 billion in 2010, the company is a market leader in cardiac care, acute care and home healthcare, energy efficient lighting solutions and new lighting applications, as well as lifestyle products for personal well-being and pleasure with strong leadership positions in male shaving and grooming, portable entertainment and oral healthcare. News from Philips is located at www.philips.com/newscenter.

Forward-looking statements
This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.